Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2016		2015		2014	2013	2012
Pre-tax (loss) income from continuing operations	$(27,752)		$(15,758)		$17,360	$57,270	$3,928
Fixed charges:
Interest expense on all indebtedness	21,388		35,037		21,183	—	—
Rental expense deemed to be interest	1,690		1,743		1,784	1,784	2,826
Total fixed charges	$23,078		$36,780		$22,967	$1,784	$2,826
Pre-tax (loss) income from continuing operations plus fixed charges	$(4,674)		$21,022		$40,327	$59,054	$6,754
Ratio of earnings to fixed charges (1)	—	(2)	—	(2)	1.8x	33.1x	2.4x

(1) The ratio of earnings to fixed charges was computed by dividing pre-tax (loss) income from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees by total fixed charges for the years ended December 31, 2016 through December 31, 2012. Fixed charges consist of interest expense primarily related to our securities lending business and short positions in fixed income securities, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2) Pre-tax (loss) income from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees for the years ended December 31, 2016 and 2015 were inadequate to cover all fixed charges.  For the years ended December 31, 2016 and 2015, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $27,752 and $15,758, respectively to achieve coverage of 1:1 in these periods.